

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 7, 2017

Michael J. Doss
Chief Executive Officer
FTS International, Inc.
777 Main Street, Suite 2900
Fort Worth, TX 76102

> **Re: FTS International, Inc.**
> **Registration Statement on Form S-1**
> **Response dated March 27, 2017**
> **File No. 333-215998**

Dear Mr. Doss:

We have reviewed your March 27, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2017 letter.

General

1.   We note that you have provided a response to prior comments 2 and 3 in our letter dated March 17, 2017 and understand that you will respond to the other four comments in that letter along with your response to this letter. We will continue our review of the issues raised in those other comments once we receive your written response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 46

2.   We have read your response to prior comments 2 and 3, regarding your various fracturing stage metrics. We note you have elected to remove revenue per fracturing stage rather

than disclose cost of revenue per fracturing stage, although you propose a narrative to address the adverse trend of such costs exceeding revenues. You explain that you began extending price concessions to customers in 2015 in response to the curtailment of drilling activities by customers precipitated by the decline in market prices for oil and gas, which led to an oversupply of service providers.

This disclosure appears to describe generally a period of excess capacity among service providers due to lower demand for services. However, you have retained disclosure along with the average stages per fleet tabulations, explaining that you increased this metric over the past two years by 28%, generally indicating you are operating with higher levels of utilization, and thereby less excess capacity.

We continue to believe that you should address utilization and capacity along with your disclosures about changes in average stages per fleet, and the circumstances under which you have extended price concessions to customers. Given your response, indicating you may operate fleets on either a 12 or 24 hour basis, it appears that capacity would be based on a 24 hour day for all fleets, whether or not deployed; and that any measure of utilization would also reveal excess capacity.

Please also disclose the number of fleets and their status for each period, taking into consideration any variations in status, and explain the circumstances under which any fleets are not available for deployment or which otherwise limit utilization.

You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or, in her absence, Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources